Exhibit 99.1

Media Relations Jorge Pérez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52(81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1(212) 317-6007 ir@cemex.com

CEMEX’S NET INCOME GROWS 72%

DURING THE FIRST NINE MONTHS OF 2017

•	Net income reached U.S.$916 million in the first nine months of 2017, an increase of 72% compared to the same period last year. This is the highest net income for this period since almost 10 years.

•	Total debt plus perpetual notes declined by U.S.$1.5 billion year-to-date September.

MONTERREY, MEXICO, OCTOBER 26, 2017 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that consolidated net sales reached U.S.$3.5 billion during the third quarter of 2017, representing an increase of 2%, or an increase of 1% on a like-to-like basis for the ongoing operations and adjusting for currency fluctuations, versus the comparable period in 2016. Operating EBITDA decreased by 8% during the quarter to U.S.$702 million versus the same period in 2016.

CEMEX’s Consolidated Third-Quarter 2017 Financial and Operational Highlights

•	The increase in consolidated net sales on a like-to-like basis was due to higher prices for our products in Mexico and the U.S., as well as higher cement volumes in the U.S., Europe, and Asia Middle East and Africa regions.

•	Operating earnings before other expenses, net, in the third quarter decreased by 9%, to U.S.$494 million.

•	Controlling interest net income during the quarter improved to U.S.$289 million from an income of U.S.$286 million in the same period last year.

•	Operating EBITDA decreased during the quarter by 8% on a like-to-like basis to U.S.$702 million.

•	Operating EBITDA margin decreased by 2.2 percentage points on a year-over-year basis reaching 19.8%, reflecting in part higher energy and freight costs, increase costs in raw materials in some of our ready-mix operations, as well as the impact of lower volumes.

•	Free cash flow after maintenance capital expenditures for the quarter was U.S.$435 million, compared with U.S.$548 million in the same quarter of 2016. The conversion rate of EBITDA into free cash flow after maintenance capex during the quarter reached 62 percent.

Fernando A. Gonzalez, CEMEX Chief Executive Officer, said: “We are pleased with the double-digit, year-to-date growth in operating EBITDA in our two largest markets: Mexico and the U.S, which represent about two-thirds of our total EBITDA generation.

In addition, our debt leverage during the quarter reached 3.98 times during the quarter. This is the first time that our leverage ratio falls below 4 times since the third quarter of 2008. This will continue contributing to further savings in our financial expenses.

I’m particularly encouraged with our net income reaching US$916 million during the first nine months of 2017. This is the highest year-to-date net income in almost 10 years.”

Consolidated Corporate Results

During the third quarter of 2017, controlling interest net income was U.S.$289 million, an improvement over U.S.$286 million in the same period last year.

Total debt plus perpetual notes decreased by U.S.$369 million during the quarter and by U.S.$1.5 billion during the first nine months of the year.

Geographical Markets Third-Quarter 2017 Highlights

Net sales in our operations in Mexico increased 1% on a like-to-like basis in the third quarter of 2017 to U.S.$782 million, compared with U.S.$732 million in the third quarter of 2016. Operating EBITDA increased by 7% on a like-to-like basis to U.S.$302 million versus the same period of last year.

CEMEX’s operations in the United States reported net sales of U.S.$916 million in the third quarter of 2017, an increase of 2% on a like-to-like basis from the same period in 2016. Operating EBITDA increased 1% on a like-to-like basis to U.S.$160 million in the quarter.

CEMEX’s operations in South, Central America and the Caribbean reported net sales of U.S.$472 million during the third quarter of 2017, representing a decrease of 6% on a like-to-like basis over the same period of 2016. Operating EBITDA decreased 28% on a like-to-like basis to U.S.$113 million in the third quarter of 2017, from U.S.$145 million in the third quarter of 2016.

In Europe, net sales for the third quarter of 2017 increased 2% on a like-to-like basis to U.S.$948 million, compared with U.S.$887 million in the third quarter of 2016. Operating EBITDA was U.S.$129 million for the quarter, 7% lower on a like-to-like basis than the same period last year.

Operations in Africa, Middle East and Asia reported a 1% increase in net sales on a like-to-like basis for the third quarter of 2017, to U.S.$346 million, versus the third quarter of 2016, and operating EBITDA for the quarter was U.S.$57 million, down 41% on a like-to-like basis from the same period last year.

CEMEX is a global building materials company that provides high quality products and reliable service to customers and communities in more than 50 countries. Celebrating its 110th anniversary, CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

###

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.